                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-40049

PROSPECTUS

                             COSTCO COMPANIES, INC.
                      $900,000,000 ZERO COUPON CONVERTIBLE
                          SUBORDINATED NOTES DUE 2017
                       10,219,050 SHARES OF COMMON STOCK

    This Prospectus relates to $900,000,000 aggregate principal amount of Zero Coupon Convertible Subordinated Notes due 2017 (the "Notes") of Costco Companies, Inc. (the "Company") owned by certain Holders identified in this Prospectus (collectively, the "Selling Securityholders") and the 10,219,050 shares of the Company's common stock, $0.01 par value per share (the "Common Stock") into which the Notes are convertible, plus such additional indeterminate number of shares of Common Stock as may become issuable upon conversion of the Notes as a result of adjustments to the conversion price (together, the "Shares"). See "Selling Securityholders." There will be no periodic payments of interest. The Notes will mature on August 19, 2017. They were issued in connection with a private transaction on August 19, 1997 at a price of $499.60 per $1,000 principal amount at maturity (the "Issue Price") with a yield to maturity of 3 1/2% per annum (computed on a semi-annual bond equivalent basis) calculated from August 19, 1997. The Notes are subordinated to all existing and future Senior Indebtedness of the Company ($465 million aggregate principal amount of which was outstanding as of August 31, 1997) and are effectively subordinated to all existing and future liabilities of the Company's subsidiaries ($1.42 billion as of August 31, 1997, of which $1.30 billion were trade payables. See "Description of the Notes--Subordination."

    Each Note is convertible into shares of Common Stock at the option of the Holder at any time on or prior to maturity, unless previously redeemed or otherwise purchased by the Company, at a conversion rate of 11.3545 shares of Common Stock per $1,000 principal amount of such Note at maturity. The conversion rate will not be adjusted at any time during the term of the Notes for accrued Original Issue Discount, but will be subject to adjustment upon the occurrence of certain events affecting the Common Stock. Upon conversion, a Holder will not receive any cash payment in consideration of accrued Original Issue Discount. See "Description of the Notes--Conversion."

    Notes will be purchased by the Company at the option of the Holder on August 19, 2002, August 19, 2007 and August 19, 2012 for a purchase price per Note of $594.25, $706.82 and $840.73 (Issue Price plus accrued Original Issue Discount to the relevant purchase date), respectively, payable at the Company's option in cash or Common Stock. See "Description of the Notes--Purchase of Notes at the Option of Holders." In addition, 35 business days after the occurrence of any Change of Control (as defined) of the Company on or prior to August 19, 2002, the Notes will be purchased for cash by the Company, at the option of the Holder, at a price equal to the issue price, plus accrued Original Issue Discount to the date of such purchase.

    The Notes will not be redeemable at the option of the Company prior to August 19, 2002. Beginning on August 19, 2002, the Notes will be redeemable, in whole or in part, for cash at any time at the option of the Company at a redemption price equal to the issue price plus accrued Original Issue Discount to the date of redemption. See "Description of the Notes-- Redemption of Notes at the Option of the Company."

    The Company will receive no part of the proceeds of any sales made hereunder. See "Use of Proceeds." The Notes and the Shares are being registered to permit public secondary trading of the Notes and, upon conversion, the underlying Common Stock, by the Holders thereof from time to time after the date of this Prospectus. The Company has agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) of the Holders of the Notes or the underlying Common Stock in connection with the registration and sale of the Notes and the underlying Common Stock covered by this Prospectus. See "Selling Securityholders."


    The Notes and the Shares may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the Notes and the Shares may be offered from time to time through ordinary brokerage transactions on any automated quotation system or national securities exchange on which the Notes or the Common Stock may be listed or traded. The Company does not intend to list the Notes on The Nasdaq Stock Market or any U.S. or foreign exchange. The Notes may trade in the over-the-counter market, but there can be no assurance that such a market will develop, or, if developed, will continue to exist. See "Plan of Distribution." The Company's Common Stock is traded on The Nasdaq National Market under the symbol "COST." On November 26, 1997, the last reported sale price of the Common Stock was $44 5/8 per share. The Notes were issued with original issue discount which will have certain federal income tax consequences for Holders subject to U.S. tax laws. See "Description of the Notes" and "Certain United States Federal Income Tax Considerations."


    FOR A DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES FOR HOLDERS OF THE NOTES, SEE "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS."

    The Selling Securityholders and any broker-dealers participating in the distribution of the Notes and the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act.
                           --------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


               THE DATE OF THIS PROSPECTUS IS NOVEMBER 26, 1997.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such documents may also be obtained from the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The Company files its reports, proxy statements and other information with the Commission electronically, and the Commission maintains a Web site located at http://www.sec.gov containing such information. In addition, reports and other information concerning the Company are available for inspection and copying at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington D.C. 20006-1506.

    The Company has filed with the Commission a registration statement on Form S-3 (such registration statement, together with all amendments and exhibits thereto, being hereinafter referred to as the "Registration Statement") under the Securities Act, for the registration under the Securities Act of the Notes and Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of documents filed as exhibits to the Registration Statement are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission by the Company under File No. 0-20353 are incorporated herein by reference: the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1997, and the description of the Common Stock contained in the Company's Registration Statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description filed by the Company with the Commission.

    All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering of any securities offered hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Richard J. Olin, Vice President, Costco Companies, Inc., 999 Lake Drive, Issaquah, Washington 98027, telephone number (425) 313-8100.

                                  THE COMPANY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN DOCUMENTS INCORPORATED HEREIN BY REFERENCE AND IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION CONTAINED IN THE OTHER DOCUMENTS INCORPORATED HEREIN BY REFERENCCE.

    Costco Companies, Inc. ("Costco" or the "Company") began operations in 1976 in San Diego, California as The Price Company, pioneering the membership warehouse concept. Costco Wholesale Corporation began operations in 1983 in Seattle, Washington, with a similar membership warehouse concept. Costco (Price/Costco, Inc. prior to a name change approved by the shareholders in January 1997), a Delaware corporation, publicly-traded under the Nasdaq ticker symbol "COST," was formed in October 1993 as a result of a merger of Costco Wholesale Corporation and The Price Company. Costco is the parent and sole owner of Costco Wholesale Corporation and The Price Company which operate membership warehouses primarily under the Costco Wholesale name.

    In the second quarter of fiscal 1995, the Company completed a spin-off of Price Enterprises, Inc., consisting of Costco's discontinued non-club commercial real estate operations and certain other assets.

    The Company operates, principally through subsidiaries, a chain of cash and carry membership warehouses primarily under the name "Costco Wholesale." The Company's business is based on the concept that offering members very low prices on a limited selection of nationally branded and selected private label products in a wide range of merchandise categories will produce rapid inventory turnover and high sales volumes. This rapid inventory turnover, when combined with operating efficiencies achieved by volume purchasing, efficient distribution and reduced handling of merchandise in no-frills, self-service warehouse facilities, has enabled the Company to operate profitably at significantly lower gross margins than traditional wholesalers, discount retailers and supermarkets.

    The Company buys virtually all of its merchandise directly from manufacturers for shipment either directly to the Company's selling warehouses or to a consolidation point where various shipments are combined so as to minimize freight and handling costs. As a result, the Company eliminates many of the costs associated with multiple-step distribution channels, which include purchasing from distributors as opposed to manufacturers, use of central receiving, storing and distributing warehouses and storage of merchandise in locations off the sales floor. By providing this more cost-effective means of distributing goods, the Company meets the needs of business customers who otherwise would pay a premium for small purchases and for the distribution services of traditional wholesalers, and who cannot otherwise obtain the full range of their product requirements from any single source. In addition, these business members will often combine personal shopping with their business purchases. The Company's merchandise selection is designed to appeal to both the business and consumer requirements of its members by offering a wide range of nationally branded and selected private label products, often in case, carton or multiple-pack quantities, at low prices.


    At November 26, 1997, the Company operated 268 warehouses in 23 states (204 locations), nine Canadian provinces (56 locations), the United Kingdom (seven locations, through a majority-owned subsidiary) and Taiwan (one location, through a majority-owned subsidiary). In addition, the Company operated 14 warehouses in Mexico through a joint venture in which the Company has a 50% interest. Additionally the Company operates two warehouses in Korea under a licensing agreement.


    The Company is incorporated in the State of Delaware. The Company's offices are located at 999 Lake Drive, Issaquah, Washington 98027, telephone (425) 313-8100.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for the Company for each of the periods indicated. The ratio of earnings to fixed charges has been computed by dividing earnings (defined as income from continuing operations before provision for income taxes) plus fixed charges (excluding capitalized interest) by fixed charges. Fixed charges consist of interest, debt amortization expense, the estimated interest component of property rentals and capitalized interest.

                         FISCAL YEARS
---------------------------------------------------------------
   1993         1994         1995         1996         1997
   -----        -----        -----        -----        -----
       5.2          3.3(1)        4.5         4.6          5.6(2)

------------------------

(1) If a $120,000,000 pre-tax provision for merger and restructuring expenses were excluded, the ratio of earnings to fixed charges for fiscal 1994 would have been 4.7.

(2) If a $65,000,000 pre-tax provision for asset impairment were excluded, the ratio of earnings to fixed charges would have been 6.2.

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sales of the Notes or the Shares by the Selling Securityholders. See "Selling Securityholders" for a list of those persons and entities receiving the proceeds from the sale of the Notes or the Shares.

                            DESCRIPTION OF THE NOTES

    The Notes are issued under an indenture dated as of August 19, 1997 (the "Indenture"), among the Company and Firstar Bank of Minnesota, N.A., as trustee (the "Trustee"). A copy of the form of Indenture is available from the Company. The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Notes and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the Form of Note which is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference.

GENERAL


    The Notes are unsecured, subordinated, general obligations of the Company limited to $900,000,000 aggregate principal amount at maturity and will mature on August 19, 2017. The principal amount at maturity of each Note is $1,000 and is payable at the office of the Paying Agent, which initially will be the Trustee, or an office or agency maintained by the Company for such purpose in the Borough of Manhattan, The City of New York. For purposes of this Description of the Notes, "Issue Date" means August 19, 1997, and "Issue Price" means $499.60 per $1,000 principal amount at maturity of the Notes.


    The Notes were sold at a substantial discount from their principal amount at maturity. See "Certain United States Federal Income Tax Considerations--Original Issue Discount." There will be no periodic payments of interest. The calculation of the accrual of Original Issue Discount (the difference between the Issue Price and the principal amount at maturity of a Note) in the period during which a Note remains outstanding will be on a semi-annual bond equivalent basis using a 360-day year comprised of twelve 30-day months; such accrual commenced on the Issue Date. In the event of the maturity, conversion, purchase by the Company at the option of a Holder or redemption of a Note, Original Issue Discount and interest, if any, will cease to accrue on such Note, under the terms and subject to the conditions of the Indenture. The Company may not reissue a Note that has matured or been converted, purchased by the Company at the option of a Holder, redeemed or otherwise cancelled (except for registration of transfer, exchange or replacement thereof).

    The Notes were issued in fully registered form, without coupons, in denominations of $1,000 principal amount at maturity and integral multiples thereof. Notes may be presented for conversion at the office of the Conversion Agent and for exchange or registration of transfer at the office of the Registrar. Each such agent shall initially be the Trustee. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment by a Holder of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith.

    Due to the fact that substantial operations of the Company are conducted through wholly-owned subsidiaries, the Company's cash flow and consequent ability to meet its debt obligations are dependent upon the earnings of its subsidiaries and on dividends and other payments therefrom. Since the Notes are solely an obligation of the Company, the Company's subsidiaries are not obligated or required to pay any amounts due pursuant to the Notes or to make funds available therefor in the form of dividends or advances to the Company.

CONVERSION RIGHTS

    A Holder of a Note may convert it into Common Stock at any time before the close of business on August 19, 2017, PROVIDED, HOWEVER, that if a Note is called for redemption, the Holder may convert it at any time before the close of business on the date that is seven days immediately prior to the Redemption Date (or if such date is not a business day, the business day immediately following such date). A Note in respect of which a Holder has delivered a Purchase Notice or a Change of Control Purchase Notice exercising the option of such Holder to require the Company to purchase such Note may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by the Holder to the Paying Agent prior to the close of business on the Purchase Date or the Change of Control Purchase Date, as the case may be, in accordance with the terms of the Indenture.

    To convert a Note, a Holder must (i) complete and manually sign the conversion notice on the back of the Note (or complete and manually sign a facsimile thereof) and deliver such notice to the Conversion Agent (initially the Trustee) at the office maintained by the Conversion Agent for such purpose,
(ii) surrender the Note to the Conversion Agent, (iii) if required, furnish appropriate endorsements and transfer documents, and (iv) if required, pay all transfer or similar taxes. The date on which all of the foregoing requirements have been satisfied is the Conversion Date.

    The initial Conversion Rate for the Notes is 11.3545 shares of Common Stock per $1,000 principal amount at maturity, subject to adjustment upon the occurrence of certain events described below. A Holder otherwise entitled to a fractional share of Common Stock will receive cash equal to the market value of such fractional share based on the closing Sale Price on the Trading Day immediately preceding the Conversion Date. A Holder may convert a portion of such Holder's Notes so long as such portion is $1,000 principal amount at maturity or an integral multiple thereof.

    Upon conversion of a Note, a Holder will not receive any cash payment representing accrued Original Issue Discount. The Company's delivery to the Holder of the fixed number of shares of Common Stock into which the Note is convertible (together with the cash payment in lieu of any fractional shares) will satisfy the Company's obligation to pay the principal amount at maturity of the Note, including the accrued Original Issue Discount attributable to the period from the Issue Date to the Conversion Date. Thus, the accrued Original Issue Discount will be deemed to be paid in full rather than cancelled, extinguished or forfeited. The Conversion Rate will not be adjusted during the term of the Notes for accrued Original Issue Discount. A certificate for the number of full shares of Common Stock into which any Note is converted (and cash in lieu of any fractional shares) will be delivered through the Conversion Agent no later than the seventh day following the Conversion Date. For a discussion of the tax treatment of a Holder receiving Common Stock upon conversion, see "Certain United States Federal Income Tax Considerations--Conversion."

    The Conversion Rate will be adjusted for dividends or distributions on Common Stock payable in Common Stock or other Capital Stock of the Company; certain subdivisions, combinations or reclassifications of Common Stock; distributions to all holders of Common Stock of certain rights, warrants or options to purchase Common Stock or securities convertible into Common Stock for a period expiring within 60 days after the record date for such distribution at a price per share less than the Market Price at the time; and distributions to all holders of Common Stock of assets or debt securities of the Company or rights, warrants or options to purchase securities of the Company (excluding cash dividends or other cash distributions from consolidated current net earnings or earned surplus or dividends payable in Common Stock but including Extraordinary Cash Dividends). However, no adjustment need be made if Holders may participate in the transactions otherwise giving rise to an adjustment on a basis and with notice that the Board of Directors of the Company determines to be fair and appropriate, or in certain other cases. In cases where the fair market value of the portion of assets, debt securities or rights, warrants or options to purchase securities of the Company applicable to one share of Common Stock distributed to stockholders exceeds the Market Price per share of Common Stock, or such Market Price exceeds such fair market value of such portion of assets, debt securities or rights, warrants or options so distributed by less than $1.00, rather than being entitled to an adjustment in the Conversion Rate, the Holder of a Note upon conversion thereof will be entitled to receive, in addition to the shares of Common Stock into which such Note is convertible, the kind and amounts of assets, debt securities or rights, options or warrants comprising the distribution that such Holder would have received if such Holder had converted such Note immediately prior to the record date for determining the stockholders entitled to receive the distribution. The Indenture permits the Company to increase the Conversion Rate from time to time. "Extraordinary Cash Dividends" means during any 12-month period, a cash distribution with respect to the Company's

Common Stock (other than repurchases of shares of Common Stock) in excess of 12.5% of the Market Capitalization of the Company's Common Stock. Market Capitalization for this purpose shall mean the number of shares of the Company's publicly traded Common Stock multiplied by the Sale Price of the Common Stock on the Trading Day immediately prior to such distribution.

    If the Company is party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of its assets which is otherwise permitted under the terms of the Indenture, the right to convert a Note into Common Stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets which the Holder would have received if the Holder had converted such Holder's Notes immediately prior to the transaction.

    In the event of a taxable distribution to holders of Common Stock which results in an adjustment of the Conversion Rate (or in which Holders otherwise participate) or in the event the Conversion Rate is increased at the discretion of the Company, the Holders of the Notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Certain United States Federal Income Tax Considerations--Constructive Dividend."

SUBORDINATION

    The Indenture provides that no payment may be made by the Company on account of the principal of, premium, if any, and interest on the Notes, or to acquire any of the Notes (including repurchases of Notes at the option of the Holder) for cash or property, or on account of the redemption provisions of the Notes,
(i) upon the maturity of any Senior Indebtedness of the Company by lapse of time, acceleration (unless waived) or otherwise, unless and until all principal of, premium, if any, and interest on such Senior Indebtedness are first paid in full, or (ii) in the event of default in the payment of any principal of, premium, if any, or interest on any Senior Indebtedness of the Company when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (a "Payment Default"), unless and until such Payment Default has been cured or waived or otherwise has ceased to exist.

    Upon (i) the happening of an event of default (other than a Payment Default) that permits the holders of Senior Indebtedness or their representative immediately to accelerate its maturity and (ii) written notice of such event of default given to the Company and the Trustee by the holders of at least 25% in the aggregate principal amount outstanding of such Senior Indebtedness or their representative (a "Payment Notice"), then, unless and until such event of default has been cured or waived or otherwise has ceased to exist, no payment (by setoff or otherwise) may be made by or on behalf of the Company on account of the principal of, premium, if any, interest on the Notes, or to acquire or repurchase any of the Notes for cash or property, or on account of the redemption provisions of the Notes. Notwithstanding the foregoing provisions of this paragraph, unless (i) the Senior Indebtedness in respect of which such Event of Default exists has been declared due and payable in its entirety within 179 days after the Payment Notice is delivered as set forth above (the "Payment Blockage Period"), and (ii) such declaration has not been rescinded or waived, at the end of the Payment Blockage Period, the Company shall be required to pay all sums not paid to the Holders of the Notes during the Payment Blockage Period due to the foregoing prohibitions and to resume all other payments as and when due on the Notes. Any number of Payment Notices may be given; PROVIDED, HOWEVER, that (i) not more than one Payment Notice shall be given within a period of any 360 consecutive days, and (ii) no event of default that existed upon the date of such Payment Notice or the commencement of such Payment Blockage Period (whether or not such event of default is on the same issue of Senior Indebtedness) shall be made the basis for the commencement of any other Payment Blockage Period.

    In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company shall be received by the Trustee or the Holders at a time when such payment or distribution is prohibited by the foregoing provisions, such payment or distribution shall be held in trust for the benefit of the holders of Senior Indebtedness of the Company, and shall be paid or delivered by the Trustee or such

Holders, as the case may be, to the holders of the Senior Indebtedness of the Company remaining unpaid or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness of the Company may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness of the Company held or represented by each, for application to the payment of all Senior Indebtedness of the Company remaining unpaid, to the extent necessary to pay all such Senior Indebtedness in full after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

    Upon any distribution of assets of the Company, upon any dissolution, winding up, total or partial liquidation or reorganization of the Company, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of creditors or any marshalling of assets or liabilities, (i) the holders of all Senior Indebtedness of the Company will first be entitled to receive payment in full before the Holders are entitled to receive any payment on account of the principal of, premium, if any, or interest on, the Notes and (ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities to which the Holders or the Trustee on behalf of the Holders would be entitled (by setoff or otherwise), except for the subordination provisions contained in the Indenture, will be paid by the liquidating trustee or agent or other person making such a payment or distribution directly to the holders of Senior Indebtedness of the Company or their representative to the extent necessary to make payment in full of all such Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

    The Indenture defines "Senior Indebtedness" as, without duplication, the principal, premium (if any) and unpaid interest on all present and future (i) indebtedness of the Company for borrowed money, (ii) obligations of the Company evidenced by bonds, debentures, notes or similar instruments, (iii) indebtedness incurred, assumed or guaranteed by the Company in connection with the acquisition by it or a subsidiary of any business, properties or assets (except trade debt classified as accounts payable under generally accepted accounting principals), (iv) obligations of the Company as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principals, (v) reimbursement obligations of the Company in respect of letters of credit relating to indebtedness or other obligations of the Company that qualify as indebtedness or obligations of the kind referred to in clauses (i) through (iv) above, and (vi) obligations of the Company under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses (i) through (v) above, in each case unless the instrument creating or evidencing the indebtedness or obligation or pursuant to which the same is outstanding provides that such indebtedness or obligation is not senior in right of payment to the Notes.

    No provision contained in the Indenture or the Notes affects the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the Notes. The subordination provisions of the Indenture and the Notes do not prevent the occurrence of any Default or Event of Default under the Indenture.

    The Company conducts substantial operations through its subsidiaries. Accordingly, the Company's ability to meet its cash obligations is dependent upon the ability of its subsidiaries to make cash distributions to the Company. The ability of its subsidiaries to make distributions to the Company is and will continue to be restricted by, among other limitations, applicable laws and contractual provisions. The Indenture will not limit the ability of the Company's subsidiaries to incur such restrictions in the future.

    As of August 31, 1997, there was approximately $465 million of Senior Indebtedness outstanding. There are no restrictions under the Indenture on the creation of additional indebtedness, including Senior Indebtedness.

    The Notes are effectively subordinated to all existing and future liabilities of the Company's subsidiaries. Any right of the Company to participate in any distribution of the assets of the Company's subsidiaries upon the liquidation, reorganization or insolvency of such subsidiary (and the consequent right of the

Holders of the Notes to participate in those assets) will be subject to the claims of the creditors (including trade creditors) of such subsidiary, except to the extent that claims of the Company itself as a creditor of such subsidiary may be recognized, in which case the claims of the Company would still be subordinate to any liabilities of such subsidiary senior to that held by the Company. As of August 31, 1997, liabilities of the Company's subsidiaries aggregated approximately $1.42 billion, of which $1.30 billion were trade payables.

REDEMPTION AT THE OPTION OF THE COMPANY

    No sinking fund is provided for the Notes. Prior to August 19, 2002, the Notes are redeemable at the option of the Company. On and after that date, the Company may redeem the Notes for cash as a whole at any time, or from time to time in part, upon not less than 20 nor more than 60 days' notice of redemption given by mail to Holders of Notes (unless a shorter notice shall be satisfactory to the Trustee). Any such redemption must be in integral multiples of $1,000 principal amount at maturity.

    The table below shows Redemption Prices of a Note per $1,000 principal amount on maturity at August 19, 2002, at each August 19 thereafter prior to maturity and at maturity on August 19, 2017. The Redemption Price of a Note redeemed between such dates would include an additional amount reflecting the additional Original Issue Discount accrued since the next preceding date in the table to and including the Redemption Date.

                                                                           NOTE     ACCRUED ORIGINAL
                                                                          ISSUE      ISSUE DISCOUNT   REDEMPTION
REDEMPTION DATE                                                           PRICE        AT 3 1/2%         PRICE
----------------------------------------------------------------------  ----------  ----------------  -----------
August 19, 2002.......................................................  $   499.60    $      94.65     $  594.25
August 19, 2003.......................................................      499.60          115.63        615.23
August 19, 2004.......................................................      499.60          137.35        636.95
August 19, 2005.......................................................      499.60          159.84        659.44
August 19, 2006.......................................................      499.60          183.12        682.72
August 19, 2007.......................................................      499.60          207.22        706.82
August 19, 2008.......................................................      499.60          232.18        731.78
August 19, 2009.......................................................      499.60          258.02        757.62
August 19, 2010.......................................................      499.60          284.76        784.36
August 19, 2011.......................................................      499.60          312.46        812.06
August 19, 2012.......................................................      499.60          341.13        840.73
August 19, 2013.......................................................      499.60          370.81        870.41
August 19, 2014.......................................................      499.60          401.54        901.14
August 19, 2015.......................................................      499.60          433.36        932.96
August 19, 2016.......................................................      499.60          466.30        965.90
At Maturity...........................................................      499.60          500.40      1,000.00

    If fewer than all of the Notes are to be redeemed, the Trustee shall select the Notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples thereof by lot, PRO RATA or by another method the Trustee considers fair and appropriate. If a portion of a Holder's Notes is selected for partial redemption and such Holder converts a portion of such Notes prior to such redemption, such converted portion shall be deemed, solely for purposes of determining the aggregate principal amount at maturity of Notes to be redeemed by the Company, to be of the portion selected for redemption.

PURCHASE OF NOTES AT THE OPTION OF THE HOLDER

    On August 19, 2002, August 19, 2007 and August 19, 2012 (each, a "Purchase Date"), the Company will become obligated to purchase, at the option of the Holder thereof, any outstanding Note for which a written notice (a "Purchase Notice") has been delivered by the Holder to the Paying Agent or an office or agency maintained by the Company for such purpose in the Borough of Manhattan, The City of New York, at any time from the opening of business on the date that is 20 business days preceding such Purchase Date until the close of business on such Purchase Date and for which such Purchase Notice has not been withdrawn, subject to certain additional conditions set forth in part in the following paragraphs.

    The table below shows the purchase prices (each a "Purchase Price") of a Note as of the specified Purchase Dates:

PURCHASE DATE                                                                   PURCHASE PRICE
------------------------------------------------------------------------------  --------------
August 19, 2002...............................................................    $   594.25
August 19, 2007...............................................................        706.82
August 19, 2012...............................................................        840.73

    The Company, at its option, may elect to pay such Purchase Price in cash or Common Stock, or any combination thereof. For a discussion of the tax treatment of such a transaction, see "Certain Tax United States Federal Income Tax Considerations--Other Disposition."

    The Company will give notice (the "Company Notice") not less than 20 business days prior to each Purchase Date (the "Company Notice Date") to all Holders at their addresses shown in the register of the Registrar (and to beneficial owners as required by applicable law) stating, among other things,
(i) whether the Company will pay the Purchase Price of the Notes in cash or Common Stock, or any combination thereof, and (ii) the procedures that Holders must follow to require the Company to purchase Notes from such Holders.

    The Purchase Notice given by any Holder requiring the Company to purchase Notes shall state (i) the certificate numbers of the Notes to be delivered by such Holder for purchase by the Company; (ii) the portion of the principal amount at maturity of Notes to be purchased, which portion must be $1,000 or an integral multiple thereof; (iii) that such Notes are to be purchased by the Company pursuant to the applicable provisions of the Notes; and (iv) if the Company elects, pursuant to the Company Notice, to pay a specified percentage of the Purchase Price in Common Stock but such specified percentage is ultimately to be paid in cash because any of the conditions to payment of such specified percentage of the Purchase Price in Common Stock contained in the Indenture is not satisfied prior to the close of business on the Purchase Date, as described below, that such Holder elects (a) to withdraw such Purchase Notice as to some or all of the Notes to which it relates (stating the principal amount at maturity and certificate numbers of the Notes as to which such withdrawal shall relate) or (b) to receive cash in respect of the Purchase Price of all Notes subject to such Purchase Notice. If the Holder fails to indicate such Holder's choice with respect to the election described in clause (iv) above in the Purchase Notice, such Holder shall be deemed to have elected to receive cash for the specified percentage of the Purchase Price that was to have been payable in Common Stock. See "Certain United States Federal Income Tax Considerations-- Other Disposition."

    Any Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Purchase Date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the Notes as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to the Purchase Notice.

    If the Company elects to pay the Purchase Price, in whole or in part, in shares of Common Stock, the number of shares to be delivered in respect of the specified percentage of the Purchase Price to be paid in Common Stock shall be equal to the dollar amount of such specified percentage of the Purchase Price divided by the Market Price of a share of Common Stock. However, no fractional shares of Common Stock will be delivered upon any purchase by the Company of Notes in payment, in whole or in part, of the Purchase Price. Instead, the Company will pay cash based on the Market Price for all fractional shares of Common Stock. Each Holder whose Notes are purchased at the option of such Holder as of the Purchase Date shall receive the same percentage of cash or Common Stock in payment of the Purchase Price for such Notes, except as described above with regard to the payment of cash in lieu of fractional shares of Common Stock. See "Certain United States Federal Income Tax Considerations--Other Disposition."

    The "Market Price" means the average of the Sale Price of the Common Stock for the five Trading Day period ending on and including the third Trading Day immediately prior to, but not including, the applicable Purchase Date or distribution, as applicable, appropriately adjusted to take into account the actual occurrence, during the seven Trading Days preceding such Purchase Date or distribution, as applicable, of certain events that would result in an adjustment of the Conversion Rate with respect to the Common Stock. The "Sale Price" on any Trading Day means the closing per share sale price for the Common Stock (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case the average of the average bid and average ask prices) on such Trading Day as reported in the composite transactions for the principal United States securities exchange on which the Common Stock is traded or, if the Common Stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System. A "Trading Day" means each day on which the primary securities exchange or quotation system which is used to determine the Sale Price is open for trading or quotation. Due to the fact that the Market Price of the Common Stock is determined prior to the Purchase Date, Holders of Notes bear the market risk with respect to the value of the Common Stock to be received from the date such Market Price is determined to the Purchase Date. The Company may pay the Purchase Price, in whole or in part, in Common Stock only if the information necessary to calculate the Market Price is reported in The Wall Street Journal or another daily newspaper of national circulation.

    Upon determination of the actual number of shares of Common Stock issuable in accordance with the foregoing provisions, the Company will publish such determination in The Wall Street Journal or another daily newspaper of national circulation.

    The Company's right to purchase Notes, in whole or in part, with shares of Common Stock is subject to the Company's satisfying various conditions, including the registration of the Common Stock under the Securities Act and the Exchange Act, unless there exists an applicable exemption to registration thereunder. If such conditions are not satisfied prior to the close of business on the Purchase Date, the Company will pay the Purchase Price of the Notes in cash. The Company will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable and will file Schedule 13e-4 or any other schedule required thereunder in connection with any offer by the Company to purchase Notes at the option of the Holders thereof on a Purchase Date. The Company may not change the form of consideration (or components or percentages of components thereof) to be paid once the Company has given its Company Notice to Holders of Notes except as described in the second sentence of this paragraph.

    Payment of the Purchase Price for a Note for which a Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of such Note (together with necessary endorsements) to the Paying Agent or an office or agency maintained by the Company for such purpose in the Borough of Manhattan, The City of New York, at any time (whether prior to, on or after the Purchase
Date) after delivery of such Purchase Notice. Payment of the Purchase Price for such Note will be made promptly following the later of the business day following the Purchase Date and the time of delivery of such Note. If the Paying Agent holds, in accordance with the terms of the Indenture, money or securities sufficient to pay the Purchase Price of such Note on the business day following the Purchase Date, then, on and after the Purchase Date, such Note will cease to be outstanding and Original Issue Discount on such Note will cease to accrue and will be deemed paid, whether or not such Note is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Purchase Price upon delivery of such Note).

REPURCHASE OF NOTES AT THE OPTION OF THE HOLDER UPON A CHANGE OF CONTROL

    In the event of any Change of Control of the Company occurring on or prior to August 19, 2002 each Holder of Notes will have the right, at the Holder's option, subject to the terms and conditions of the Indenture, to require the Company to purchase all or any part (PROVIDED that the principal amount at maturity must be $1,000 or an integral multiple thereof) of the Holder's Notes on the date that is 35 business days (or such other period as would be required by applicable law) after the occurrence of such Change of Control (the "Change of Control Purchase Date") at a cash price equal to the Issue Price, plus accrued Original Issue Discount to and including the Change of Control Purchase Date (the "Change in Control Purchase Price"). Holders will not have any right to require the Company to purchase Notes in the event of any Change of Control of the Company occurring after August 19, 2002.

    Within 15 business days after the Change of Control, the Company shall mail to the Trustee and to each Holder (and to beneficial owners as required by applicable law) a notice regarding the Change of Control, which notice shall state, among other things: (i) the date of such Change of Control and, briefly, the events causing such Change of Control, (ii) the date by which the Change of Control Purchase Notice must be given, (iii) the Change of Control Purchase Date, (iv) the Change of Control Purchase Price, (v) the name and address of the Paying Agent and the Conversion Agent, (vi) the Conversion Rate and any adjustments thereto, (vii) that Notes with respect to which a Change of Control Purchase Notice is given by the Holder may be converted into shares of Common Stock only if the Change of Control Purchase Notice has been withdrawn in accordance with the terms of the Indenture, (viii) the procedures that Holders must follow to exercise these rights, (ix) the procedures for withdrawing a Change of Control Purchase Notice, (x) that Holders who want to convert Notes must satisfy the requirements set forth in the Notes and (xi) briefly, the conversion rights of Holders of Notes. The Company will cause a copy of such notice to be published in The Wall Street Journal or another daily newspaper of national circulation.

    To exercise the purchase right, the Holder must deliver written notice of the exercise of such right (a "Change of Control Purchase Notice") to the Paying Agent or an office or agency maintained by the Company for such purpose in the Borough of Manhattan, The City of New York, prior to the close of business on the Change of Control Purchase Date. The Change of Control Purchase Notice shall state (i) the certificate numbers of the Notes to be delivered by the Holder thereof for purchase by the Company; (ii) the portion of the principal amount at maturity of Notes to be purchased, which portion must be $1,000 or an integral multiple thereof; and (iii) that such Notes are to be purchased by the Company pursuant to the applicable provisions of the Notes.

    Any Change of Control Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Change of Control Purchase Date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the Notes as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to a Change of Control Purchase Notice.

    Payment of the Change of Control Purchase Price for a Note for which a Change of Control Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of such Note (together with necessary endorsements) to the Paying Agent or an office or agency maintained by the Company for such purpose in the Borough of Manhattan, The City of New York, at any time (whether prior to, on or after the Change of Control Purchase Date) after the delivery of such Change of Control Purchase Notice. Payment of the Change of Control Purchase Price for such Note will be made promptly following the later of the Business Day following the Change of Control Purchase Date and the time of delivery of such Note to the Company. If the Paying Agent holds, in accordance with the terms of the Indenture, money sufficient to pay the Change of Control Purchase Price of such Note on the Business Day following the Change of Control Purchase Date, then, on and after the Change of Control Purchase Date, such Note will cease to be outstanding and Original Issue Discount on such Note will cease to accrue thereafter and will be deemed paid, whether or not such Note is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Change of Control Purchase Price upon delivery of such
Note).

    The Indenture provides that a "Change of Control" occurs upon any of the following events: (i) upon any merger or consolidation of the Company with or into any person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets of the Company, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction, any "person" or "group" is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate normally entitled to vote in the election of directors, managers, or trustees, as applicable, of the transferee or surviving entity, or (ii) when any "person" or "group" is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate normally entitled to vote in the election of directors of the Company. The Indenture does not permit the Board of Directors to waive the Company's obligation to purchase Notes at the option of a Holder in the event of a Change of Control of the Company.

    For purposes of this definition of "Change of Control," (i) the terms "person" and "group" shall have the meaning used for purposes of Rules 13d-3 and 13d-5 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), as in effect on the Issue Date, whether or not applicable; and (ii) the term "beneficial owner" shall have the meaning used in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Issue Date, whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of certain events.

    The phrase "all or substantially all" of the assets of the Company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of "all or substantially all" of the assets of the Company.

    The Company will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable, and will file Schedule 13e-4 or any other schedule required thereunder in connection with any offer by the Company to purchase Notes at the option of the Holders thereof upon a Change of Control. The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control purchase feature is a standard term contained in other similar note offerings that have been marketed by the Initial Purchasers, and the terms of such feature result from negotiations between the Company and the Initial Purchasers.

    The Company's ability to purchase Notes with cash may be limited by the terms of its then-existing borrowing agreements. No Notes may be purchased pursuant to the provisions described above if there has occurred and is continuing an Event of Default described under "Events of Default; Notice and Waiver," below (other than as a result of a default in the payment of the Change in Control Purchase Price with respect to such Notes).

LIMITATION ON MERGER, SALE OR CONSOLIDATION

    The Indenture provides that the Company may not, directly or indirectly, consolidate with or merge with or into another person or sell, lease, convey or transfer all or substantially all of its assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another person or group of affiliated persons, unless (i) either (a) in the case of a merger or consolidation, the Company is the surviving entity, or (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of the Company in connection with the Notes and the Indenture, and (ii) no Default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis to such transaction.

    Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and the Company will be released from its obligations under the Indenture and the Notes, except as to any obligations that arise from or as a result of such transaction.

    For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise) of all or substantially all of the properties and assets of one or more subsidiaries, the Company's interest in which constitutes all or substantially all of the properties and assets of the Company shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

REPORTS

    Whether or not the Company is subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act, the Company shall deliver to the Trustee and to each Holder, within 15 days after it is or would have been required to file such with the Securities and Exchange Commission (the "Commission"), annual and quarterly consolidated financial statements substantially equivalent to financial statements that would have been included in reports filed with the Commission if the Company was subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by the Company's certified independent public accountants as such would be required in such reports to the Commission and, in each case, together with a management's discussion and analysis of results of operations and financial condition as such would be so required. In addition, for so long as the Notes are Registrable Securities (as defined), the Company will continue to provide to Holders of Notes and to prospective purchasers of the Notes the information required by Rule 144A(d)(4).

EVENTS OF DEFAULT; NOTICE AND WAIVER

    The Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount at maturity of the Notes then outstanding may declare the Issue Price and accrued Original Issue Discount to and including the date of default (in the case of an Event of Default specified in (i) or (ii) of the following paragraph) or to the date of such declaration (in the case of an Event of Default specified in (iii) or (iv) of the following paragraph) on all the Notes to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the Issue Price and accrued Original Issue Discount to and including the occurrence of such event shall automatically become and be immediately due and payable. Under certain circumstances, the Holders of a majority in aggregate principal amount at maturity of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences. Interest shall accrue and be payable on demand upon a default in the payment of principal amount at maturity, Issue Price, accrued Original Issue Discount, Redemption Price, Purchase Price, Change of Control Purchase Price or shares of Common Stock (or cash in lieu thereof) to be delivered on conversion of Notes, in each case to the extent that the payment of such interest shall be legally enforceable.

    Under the Indenture, Events of Default include: (i) default in payment of the principal amount at maturity, Issue Price, accrued Original Issue Discount, Redemption Price, Purchase Price or Change of Control Purchase Price with respect to any Note, when the same becomes due and payable (whether or not such payment is prohibited by the provisions of the Indenture); (ii) failure by the Company to deliver shares of Common Stock (or cash in lieu thereof) when such Common Stock (or cash in lieu thereof) is required to be delivered following conversion of a Note and continuance of such default for 10 days;
(iii) failure by the Company to comply with any of its other agreements in the Notes or the Indenture upon the receipt by the Company of notice of such default from the Trustee or from Holders of not less than 25% in aggregate principal amount at maturity of the Notes then outstanding and the Company's failure to cure such default within 60 days after receipt by the Company of such notice;
(iv) default in the payment at maturity or resulting in acceleration of any indebtedness, where the aggregate amount thereof exceeds $10 million; or (v) certain events of bankruptcy, reorganization, or insolvency.

    The Trustee shall, within 90 days after the occurrence of any default, mail to all Holders of the Notes notice of all defaults of which the Trustee shall be aware, unless such defaults shall have been cured or waived before the giving of such notice; PROVIDED that the Trustee may withhold such notice as to any default other than a payment default, if it determines in good faith that withholding the notice is in the interests of the Holders.

    The Holders of a majority in aggregate principal amount at maturity of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, PROVIDED that such direction shall not be in conflict with any law or the indenture and subject to certain other limitations. The Trustee may refuse to perform any duty or exercise any right or power or extend or risk its own funds or otherwise incur any financial liability unless it receives indemnity satisfactory to it against any loss, liability or expense. No Holder of any Note will have any right to pursue any remedy with respect to the Indenture or the Notes, unless (i) such Holder shall have previously given the Trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in aggregate principal amount at maturity of the outstanding Notes shall have made a written request to the Trustee to pursue such remedy; (iii) such Holder or Holders shall have offered to the Trustee reasonable security or indemnity against any loss, liability or expense satisfactory to it; (iv) the Trustee shall have failed to comply with the request within 60 days after receipt of such notice, request and offer of security or indemnity; and (v) the Holders of a majority in aggregate principal amount at maturity of the outstanding Notes shall not have given the Trustee a direction inconsistent with such request within 60 days after receipt of such request.

    The right of any Holder (a) to receive payment of the principal amount at maturity, Issue Price, accrued Original Issue Discount, Redemption Price, Purchase Price, Change of Control Purchase Price or interest, if any, in respect of the Notes held by such Holder on or after the respective due dates expressed in the Notes or as of any Redemption Date, (b) to convert such Notes, or (c) to bring suit for the enforcement of any such payment on or after such respective dates or the right to convert, shall not be impaired or adversely affected without such Holder's consent.

    The Holders of a majority in aggregate principal amount at maturity of the outstanding Notes may waive any existing default and its consequences, except
(i) any default in any payment on the Notes, (ii) any default with respect to the conversion rights of the Notes, or (iii) any default in respect of certain covenants or provisions in the Indenture which may not be modified without the consent of the Holder of each Note as described in "Amendments and Supplements" below. When a default is waived, it is deemed cured and shall cease to exist, but no such waiver shall extend to any subsequent or other default or impair any consequent right.

    The Company will be required to furnish to the Trustee annually a statement as to any default by the Company in the performance and observance of its obligations under the Indenture. In addition, the Company shall file with the Trustee written notice of the occurrence of any default or Event of Default within five days of its becoming aware of such default or Event of Default.

AMENDMENTS AND SUPPLEMENTS

    Modification and amendment of the Indenture or the Notes may be effected by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount at maturity of the Notes then outstanding. However, without the consent of each Holder affected thereby, no amendment may, among other things, (i) reduce the principal amount at maturity, Issue Price, Purchase Price, Change of Control Purchase Price or Redemption Price with respect to any Note, or extend the stated maturity of any Note or alter the manner or rate of accrual of Original Issue Discount or interest, or make any Note payable in money or securities other than that stated in the Note;
(ii) make any reduction in the principal amount at maturity of Notes whose Holders must consent to an amendment or any waiver under the Indenture or modify the Indenture provisions relating to such amendments or waivers; (iii) make any change that adversely affects the right to convert any Note or the right to require the Company to purchase a Note; (iv) modify the provisions of the Indenture relating to the subordination of the Notes in a manner adverse to the Holders of the Notes; or (v) impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the Notes. No change that adversely affects the rights of any holder of Senior Indebtedness of the Company under the subordination provisions of the Indenture may be made, unless the requisite holders of Senior Indebtedness consent to such change pursuant to the terms of such Senior Indebtedness.

    Without the consent of any Holder of Notes, the Company and the Trustee may amend the Indenture to (i) cure any ambiguity, defect or inconsistency, PROVIDED, HOWEVER, that such amendment does not materially adversely affect the rights of any Holder, (ii) provide for the assumption by a successor to the Company of the obligations of the Company under the Indenture, (iii) provide for uncertificated Notes in addition to certificated Notes, as long as such uncertificated Notes are in registered form adequate for United States federal income tax purposes, (iv) make any change that does not adversely affect the rights of any Holder of Notes, (v) make any change to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939, as amended, or (vi) add to the covenants or obligations of the Company under the Indenture or surrender any right, power or option conferred by the Indenture on the Company.

DISCHARGE OF THE INDENTURE

    The Company may satisfy and discharge its obligations under the Indenture by delivering to the Trustee for cancellation all outstanding Notes or by depositing with the Trustee, the Paying Agent or the Conversion Agent, if applicable, after the Notes have become due and payable, whether at stated maturity, or any Redemption Date, or any Purchase Date, or a Change of Control Purchase Date, upon conversion or otherwise, cash or Common Stock (as applicable and as permitted by the terms of the Indenture) sufficient to pay all of the outstanding Notes and paying all other sums payable under the Indenture by the Company.

NO PERSONAL LIABILITY OF STOCKHOLDERS, OFFICERS, DIRECTORS AND EMPLOYEES

    The Indenture provides that no past, present or future stockholder, employee, officer or director, as such, of the Company or any successor corporation shall have any personal liability in respect of the obligations of the Company under the Indenture or the Notes by reason of his, her or its status as such stockholder, employee, officer or director.

LIMITATIONS OF CLAIMS IN BANKRUPTCY

    If a bankruptcy proceeding is commenced in respect of the Company, under Title 11 of the United States Code, the claim of the Holder of a Note will likely be limited to the Issue Price of the Note, plus that portion of the Original Issue Discount that is deemed to have accrued from the date of issue to the commencement of the proceeding.

INFORMATION CONCERNING THE TRUSTEE

    Firstar Bank of Minnesota, N.A. serves as the Trustee, Registrar, Paying Agent and Conversion Agent under the Indenture.

BOOK-ENTRY, DELIVERY AND FORM

    The Notes were issued in the form of registered Notes in global form (the "Global Notes"). Each Global Note was deposited on the date of the closing of the sale of the Notes (the "Closing Date") with, or on behalf of, The Depository Trust Company ("DTC" or the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary. The Notes sold to Institutional Accredited Investors initially were in the form of registered, certified (I.E., non-global) Notes. Such non-global Notes held by Institutional Accredited Investors may only be transferred to a person who takes delivery thereof in the form of an interest in a Global Note and exchanged for a beneficial interest in a Global Note.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the SEC.

    The Company expects that pursuant to procedures established by the Depositary ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes evidenced by the Global Notes will be limited to such extent.

    So long as the Depositary or its nominee is the registered owner of a Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes and will not be considered the owners or holders thereof under the Indenture for any purpose, including with resect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

    Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Notes.

    Payments with respect to the principal of, premium, if any, interest on, any Note represented by a Global Note registered in the name of the Depositary or its nominee on the applicable record date will be payable by the Trustee to or at the direction of the Depositary or its nominee in its capacity as the registered Holder of the Global Note representing such Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, or interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Note as shown on the records of the Depositary. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

    CERTIFICATED NOTES

    If the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days, then, upon surrender by the Depositary of the Global Notes, Certificated Notes will be issued to each person that the Depositary identifies as the beneficial owner of the Notes represented by Global Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

    Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Participant or Indirect Participant in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).


    The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable. The Company has no responsibility for the performance by the Depositary or its Participants of their respective obligations as described hereunder or under the rules and procedures governing their respective operations.


SAME-DAY FUNDS SETTLEMENT AND PAYMENT


    The Indenture requires that payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Depositary. With respect to Notes represented by Certificated Notes, the Company will make all payments of principal, premium, if any, and interest, by mailing a check to each such Holder's registered address. The Notes trade in the Depositary's Same-Day Funds Settlement System until maturity, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes is therefore required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.


                          DESCRIPTION OF CAPITAL STOCK

    The following statements with respect to the capital stock of the Company are subject to the detailed provisions of the Company's restated certificate of incorporation, as amended (the "Certificate of Incorporation"), and by-laws, as amended (the "By-Laws"). These statements do not purport to be complete, or to give full effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Certificate of Incorporation and the By-Laws. The Certificate of Incorporation and the By-Laws are incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1997. The authorized capital stock of the

Company consists of 900,000,000 shares of Common Stock, $0.01 par value, and 100,000,000 shares of undesignated preferred stock, $0.01 par value (the "Preferred Stock"). At October 31, 1997, 213,867,058 shares of Common Stock and no shares of Preferred Stock were outstanding.

COMMON STOCK

    Each holder of Common Stock is entitled to one vote for each share held. The holders of Common Stock, voting as a single class, are currently entitled to elect all of the directors of the Company. In all matters other than the election of directors, when a quorum is present at any stockholders' meeting, the affirmative vote of the majority of shares present in person or represented by proxy shall decide any question before such meeting. Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at a stockholders' meeting. The holders of Common Stock are entitle to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock would be entitled to share in the Company's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted the holders of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive or other subscription rights. The shares of Common Stock are not convertible into any other security. The outstanding shares of Common Stock are, and the shares of Common Stock issuable upon conversion of the Notes will be, fully paid and nonassessable.

PREFERRED STOCK

    The Company is authorized to issue 100,000,000 shares of Preferred Stock with such voting rights, designations, preferences and rights and such qualifications, limitations or restrictions thereof, as may be determined by the board of directors. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by stockholders of the Company, unless such action is required by applicable law or the rules of any stock exchange or quotation system on which the Company's securities may be listed or quoted.

CLASSIFIED BOARD OF DIRECTORS

    The Company's board of directors is currently divided into three classes. The members of the board of directors are elected to serve for three-year terms, which are are staggered so that the term of one class of directors expires in each year over a three year period. A classified board of directors may make it more difficult to effect a change in control of the Company. This provision may only be altered, amended or repealed with the approval of 66 2/3% of the combined voting power of the Company's Voting Stock voting together as a single class. "Voting Stock" means the securities of the Company which are entitled to vote generally for the election of directors of the Company.

DELAWARE ANTI-TAKEOVER STATUTE

    The Company is subject to Section 203 of the Delaware General Corporation Law which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless, generally: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation, subject to certain exclusions, outstanding at the time the transaction commenced; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following summary of United States federal income tax considerations is based on current law, regulations and judicial and administrative interpretations thereof, all of which are subject to change. The tax treatment of a Holder of a Note may vary depending upon his particular situation. Certain Holders (including insurance companies, tax-exempt organizations, individual retirement and other tax-deferred accounts, financial institutions, broker dealers, foreign corporations and individuals who are not citizens or residents of the United States) may be subject to special rules not discussed below. This summary does not discuss the tax considerations of subsequent purchasers of Notes and is limited to investors who hold Notes as capital assets. Each purchaser of Notes should consult his tax advisor as to the particular tax consequences to him of acquiring, holding, converting or otherwise disposing of the Notes, including the applicability and the effect of any state, local or foreign tax laws and recent changes in applicable tax laws.

    The Company has been advised by its counsel that, based on current laws, regulations and administrative and judicial standards, all of which are subject to change, the Notes will be treated as indebtedness for United States federal income tax purposes. Counsel has advised Costco that it is counsel's opinion that, while the following does not purport to discuss all tax matters relating to the Notes, based upon the Notes being treated as indebtedness, the following are the material federal income tax consequences of the Notes, subject to the qualifications set forth above.

ORIGINAL ISSUE DISCOUNT

    The Notes were issued at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price (the initial price at which the Notes are sold) or the price at which the Notes were purchased and the stated principal amount at maturity of each Note constitutes original issue discount ("Original Issue Discount"). Holders of the Notes will be required to include Original Issue Discount in income periodically over the term of the Notes before receipt of the cash or other payment attributable to such income.

    For United States income tax purposes, each Holder of a Note must generally include in gross income a portion of the Original Issue Discount in each taxable year during which the Note is held in an amount equal to the Original Issue Discount that accrues on the Note during such period, determined by using a constant yield to maturity method. The Original Issue Discount included in income for each year will be calculated under a compounding formula that will result in the allocation of less Original Issue Discount to the earlier years of the term of the Note and more Original Issue Discount to later years. For the approximate cumulative total amount of the Original Issue Discount accrued annually, see the chart under "Description of the Notes--Redemptions of Notes at the Option of the Company." Any amount included in income as Original Issue Discount will increase a Holder's tax basis in the Note.

CONVERSION

    A Holder's conversion of a Note into Common Stock is not a taxable event (except with respect to cash received in lieu of a fractional share of Common Stock). The Holder's tax basis in the Common Stock received on conversion of a Note will be the same as the Holder's adjusted tax basis in the Note at the time of conversion (exclusive of any basis allocable to a fractional share of Common stock), and the holding period of the Common Stock received on conversion will include the holding period of the Note converted, except that it is possible that the Internal Revenue Service may argue that the holding period of the common stock allocable to accrued Original Issue Discount will commence on the date of the conversion.

OTHER DISPOSITION

    If a Holder elects to exercise his option to tender a Note to the Company on a Purchase Date and the Company issues Common Stock in satisfaction of the Purchase Price, such exchange will be treated the same as a conversion. If a Holder elects to exercise his option to tender a Note to the Company on a

Purchase Date and the Company delivers a combination of cash and Common stock in satisfaction of the Purchase Price, a Holder that is an original purchaser of the Notes generally should not have gain or loss. A holder that is not an original purchaser of the Notes may have to recognize gain or loss if the cash and the value of the Common Stock received is more or less than the Holder's tax basis in the Note. A Holder's basis in the Common Stock received would be the same as the Holder's basis in the Note put to the Company by the Holder (exclusive of any basis allocable to a fractional share), decreased by the amount of cash (other than cash received in lieu of a fractional share), if any, received and increased by the amount of gain, if any recognized by the Holder (other than gain with respect to a fractional share).

    If a Holder elects to exercise his option to tender a Note to the Company on a Purchase Date or a Change in Control Purchase Date and the Holder receives cash, such a tender and purchase will be a taxable sale. The Holder will recognize gain or loss upon the sale, measured by the difference between the amount of cash transferred by the Company to the Holder in satisfaction of the Purchase Price or the Change in Control Purchase Price and the Holder's basis in the tendered Note. Gain or loss recognized by the Holder would be capital gain or loss.

    If a Holder sells a Note in the market, it will be a taxable sale with the same results as a tender to the Company with a payment in cash.

    Under the Taxpayer Relief Act of 1997, net capital gain (I.E., generally, capital gain in excess of capital loss) recognized by the Holder upon the disposition of a Note or such Common Stock that has been held for more than 18 months will generally be subject to tax at a rate not to exceed 20%. Net capital gain recognized by the Holder upon the disposition of a Note or such Common Stock that has been held for more than 12 months but not for more than 18 months will continue to be subject to tax at a rate not to exceed 28% and capital gain recognized from the disposition of a Note or Common Stock that has been held for 12 months or less will continue to be subject to tax at ordinary income tax rates. In addition, capital gain recognized by a corporate taxpayer will continue to be subject to tax at the ordinary income tax rates applicable to corporations.

CONSTRUCTIVE DIVIDENDS

    If at any time the Company makes a distribution of property to its shareholders that would be taxable to such shareholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the Note, the Conversion Rate of the Note is increased, such increase may be deemed to be the payment of a taxable dividend to Holders of the Note. For example, an increase in the Conversion Rate in the event of distributions of evidences of indebtedness or assets of the Company or an increase in the event of an Extraordinary Cash Dividend will generally result in deemed dividend treatment to Holders of the Note, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for Common Stock will not. See "Description of the Notes-- Conversion."

                            SELLING SECURITYHOLDERS


    The following table sets forth certain information as of November 26 1997 (except as otherwise indicated) as to the security ownership of the Selling Securityholders. JP Morgan Securities Inc. and Donaldson, Lufkin & Jenrette Securities Corp. ("DLJ") have provided and will continue to provide financial advisory services to the Company for which they have received customary fees. Hamilton E. James, a Managing Director of DLJ, is a member of the Board of Directors of the Company. Except as set forth for JP Morgan Securities Inc. and DLJ, none of the Selling Securityholders has had a material relationship with the Company or any of its predecessors or affiliates within the past three years.



                                                                                    FACE AMOUNT      SHARES OF
                                                                                      OF NOTES      COMMON STOCK
                                                                                    OWNED PRIOR     OWNED PRIOR
SELLING SECURITYHOLDER                                                              TO OFFERING    TO OFFERING(1)
---------------------------------------------------------------------------------  --------------  --------------
American Investors Life Insurance Company........................................  $    7,000,000       79,482(2)

American Travellers Life Insurance Company Convertible Fund......................  $      333,000        3,781

Argent Classic Convertible Arbitrage Fund L.P....................................  $    2,500,000       28,386

Aristeia Trading.................................................................  $   10,000,000      113,545

Associated Electric Gas & Insurance Services.....................................  $    1,750,000       19,870

Bankers Life & Casualty Convertible Fund.........................................  $      667,000        7,573

Beneficial Standard Life Insurance Company Convertible Fund......................  $    1,000,000       11,355

BS Debt Income Fund--Class A.....................................................  $       25,000          284

Calamos Convertible Fund.........................................................  $    2,300,000       26,115

Calamos Global Growth and Income Fund............................................  $      200,000        2,271

Calamos Growth and Income Fund...................................................  $      700,000        7,948

Capitol American Life Insurance Company Convertible Fund.........................  $      335,000        3,804

Champion International Corp. Master Retirement Trust.............................  $    2,950,000       33,496

City of Birmingham Retirement & Relief...........................................  $    3,000,000       34,064

Delta Airlines Master Trust......................................................  $    6,550,000       74,372

Donaldson, Lufkin & Jenrette Securities Corporation..............................  $   61,580,000      699,210

Dorinco Reinsurance Company......................................................  $    3,000,000       34,064

The Dow Chemical Company Employees' Retirement Plan..............................  $    4,775,000       54,218

Employers Reinsurance Corp.......................................................  $    8,000,000       90,836(2)

The Fondren Foundation...........................................................  $      175,000        1,987

FSA Inc..........................................................................  $    1,240,000       14,080(3)

General Electric Mortgage Insurance Corporation..................................  $    8,000,000       90,836

General Motors Investment Management Corporation.................................  $   35,000,000      397,408(2)

Genesee County Employees' Retirement System......................................  $    1,250,000       14,193

Great American Reserve Insurance Company Convertible Fund........................  $      667,000        7,573

Hawaiian Airlines Employees Pension Plan--IAM....................................  $      285,000        3,236(3)

Hawaiian Airlines Pension Plan for Salaried Employees............................  $       70,000          795(3)

Hawaiian Airlines Retirement Plan for Pilots.....................................  $      440,000        4,996(3)

Highbridge Capital Corporation...................................................  $   47,000,000      533,662

                                                                                    FACE AMOUNT      SHARES OF
                                                                                      OF NOTES      COMMON STOCK
                                                                                    OWNED PRIOR     OWNED PRIOR
SELLING SECURITYHOLDER                                                              TO OFFERING    TO OFFERING(1)
---------------------------------------------------------------------------------  --------------  --------------
Island Insurance Convertible Fund................................................  $      300,000        3,406(3)

Kapiolani Medical System.........................................................  $      640,000        7,267(3)

The Kettering Medical Center Funded Depreciation Account.........................  $      200,000        2,271

Merrill Lynch Insurance Group....................................................  $      320,000        3,633

Merrill Lynch, Pierce, Fenner & Smith Inc........................................  $   54,339,000      616,992

JP Morgan Securities Inc.........................................................  $   22,125,000      251,218

Motors Insurance Corp............................................................  $    4,500,000       51,095(2)

Nomura International PLC.........................................................  $   28,500,000      323,603

Occidental Petroleum Corp........................................................  $       80,000          908

Orrington International Fund Ltd.................................................  $    1,400,000       15,896

Orrington Investments Limited Partnership........................................  $    2,600,000       29,522

Physicians' Reciprocal Insurers Account #7.......................................  $    2,150,000       24,412

Port Authority of Allegheny County Retirement and Disability Allowance Plan for
  the Employees Represented by Local 85 of the Amalgamated Transit Union.........  $    3,940,000       44,737

PRIM Board.......................................................................  $    3,750,000       42,579(3)

Regence Washington Health........................................................  $     1,060,00       12,036(3)

RJR Nabisco, Inc. Defined Benefit Master Trust...................................  $    3,010,000       34,177

Salomon Brothers Total Return Fund...............................................  $      750,000        8,516(2)

SBC Warburg Dillon Read Inc.(4)..................................................  $   14,860,000      168,728

SoundShore Partners, L.P.........................................................  $    5,000,000       56,773

Southern Farm Bureau Life Insurance Company......................................  $    1,100,000       12,490

SPT..............................................................................  $    2,975,000       33,780

Starvest Investment Grade........................................................  $      940,000       10,673(3)

State of Oregon Equity...........................................................  $   12,500,000      141,931(3)

State of Oregon/SAIF Corporation.................................................  $    8,000,000       90,836(3)

The Strategic Money Management Company B.V.......................................  $    3,000,000       34,064

Swiss Bank Corporation--London Branch(4).........................................  $   33,630,000      381,852

Unifi, Inc. Profit Sharing Plan & Trust..........................................  $      400,000        4,542

United Food and Commercial Workers Local 1262 and Employers Pension Fund.........  $    1,100,000       12,490

Valley Insurance Co..............................................................  $      190,000        2,157(3)
                                                                                   --------------  --------------

    TOTAL........................................................................  $  424,151,000    4,816,024


------------------------


(1) Includes the Shares into which the Notes are convertible.

(2) Salomon Brothers Asset Management Inc, as discretionary investment adviser for the Selling Securityholder's account and others, may be deemed to be the beneficial owner of 945,100 Shares, including the Selling Securityholder's Shares.



(3) Froley Revy Investment Company Inc., as discretionary investment adviser for the Selling Securityholder's account and others, may be deemed to be the beneficial owner of 333,992 Shares, including the Selling Securityholder's Shares.



(4) SBC Warburg Dillon Read Inc. acts as an investment adviser for Swiss Bank Corporation--London Branch.


    The preceding table has been prepared based upon information furnished to the Company by Firstar Bank of Minnesota, N.A., as trustee under the Indenture, and by or on behalf of the Selling Securityholders.

    Information concerning the Selling Securityholders may change from time to time and will be set forth in supplements to this Prospectus. As of the date of this Prospectus, the aggregate principal amount at maturity of Notes outstanding is $900,000,000. Because the Selling Securityholders may offer all or some of the Notes and the Shares pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Notes or Shares by the Selling Securityholders, no estimate can be given as to the principal amount of Notes or Shares that will be held by the Selling Securityholders after completion of this offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

    The Notes and the Shares may be sold from time to time by the Selling Securityholders, or by their pledgees, donees, transferees or other successors in interest. Such sales may be made in an underwritten public offering, on any national securities exchange or automated quotation system on which the Notes or the Common Stock is listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then-current market price or at negotiated prices. The Notes and the Shares may be sold directly or through brokers or dealers. Notes and Shares may be sold in a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, and the Notes and the Shares may be sold through methods including: (a) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (c) privately negotiated transactions. In effecting sales, brokers and dealers engaged by Selling Securityholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Selling Securityholders (or, if any such broker-dealer acts as agent for the purchaser of such Shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. A broker-dealer may agree with Selling Securityholders to sell a specified number of Shares at a stipulated price per share, or a specified principal amount of Notes at a stipulated price, and, to the extent such broker-dealer is unable to do so acting as agent for such Selling Securityholders, to purchase as principal any unsold Shares or principal amount of Notes at the price required to fulfill the broker-dealer's commitment to such Selling Securityholders. Broker-dealers that acquire Notes or Shares as principal may thereafter resell such Notes or Shares, as the case may be, from time to time in transactions (which may involve crosses and, block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such Notes or Shares commissions as described above.

    In connection with the distribution of the Notes and Shares, the Selling Securityholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares in the course of hedging the positions they assume with the Selling Securityholders. The Selling Securityholders may also sell the Shares short and redeliver the Shares to close out the short positions. The Selling Securityholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares. The Selling Securityholders may also loan or pledge the Shares to a broker-dealer and the broker-dealer may sell the Shares so loaned or upon a default the broker-dealer may effect sales of the pledged Shares. In addition to the foregoing, the Selling Securityholders may enter into, from time to time, other types of hedging transactions.

    The outstanding Common Stock is listed for trading on The Nasdaq National Market, and the Shares have been approved for listing thereon. The Notes are not listed on The Nasdaq National Market or any U.S. or foreign exchange. Accordingly, no assurance can be given as to the development of liquidity of any trading market that may develop for the Notes.

    The Selling Securityholders and any broker-dealers participating in the distributions of the Notes and the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any profit on the sale of Notes and Shares by the Selling Securityholders and any commissions or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.

    Any securities covered by this Prospectus that qualify for sale pursuant to Rule 144, Rule 144A or another exemption under the Securities Act may be sold under Rule 144, Rule 144A or such other exemption rather than pursuant to this Prospectus. There is no assurance that any Selling Securityholder will sell any or all of the Notes or Shares described herein, and any Selling Securityholder may transfer, devise or gift such securities by other means not described herein.

    The Company will pay all of the expenses incident to the offering and sale of the Notes and the Shares, other than underwriting discounts and selling commissions.

REGISTRATION RIGHTS AGREEMENT

    The Company has filed the Registration Statement of which this Prospectus forms a part pursuant to a Registration Rights Agreement dated as of August 19, 1997 between the Company and the Initial Purchasers of the Notes. The Company has agreed to use its best efforts to keep the Registration Statement current and effective until two years after the date the Registration Statement is declared effective or such earlier date as all securities registrable thereunder (the "Registrable Securities") shall have been disposed of or on which all Registrable Securities held by persons that are not affiliates of the Company may be resold without registration pursuant to Rule 144(k) under the Securities Act.

    The managing underwriters in an underwritten offering or placement agent in a private offering of the Company's securities generally will have the right in certain circumstances to prevent holders of the Notes and Shares from effecting any private sale or distribution of the Notes or the Shares during the period beginning 10 days prior to, and ending 90 days after, the closing date of such offering.

    Under the Registration Rights Agreement, the Company agrees to indemnify the Initial Purchasers of the Notes, each Holder of Registrable Securities, controlling persons of the foregoing and the respective officers, directors, partners, employees, representatives and agents of the foregoing (any such person, an "Indemnified Person") for any losses resulting from any material misstatement or omission in this Prospectus or the Registration Statement of which it forms a part, except those resulting from misstatements or omissions in information relating to any Indemnified Person furnished in writing to the Company by or on behalf of such Indemnified Person or resulting from the failure of such Indemnified Person to deliver any prospectus required by the Securities Act, which has been received by the Indemnified Person from the Company. A Holder of Registrable Securities participating in the Registration Statment of which this Prospectus forms a part, agrees severally and not jointly, to indemnify the Company, its directors, its officers and any person controlling the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act for any losses resulting from any material misstatement or omission in information provided by the Indemnified Person to the Company, and for the failure to make delivery of any prospectus required by the Securities Act, which has been received by the Indemnified Person from the Company.

    This summary of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement.

                                 LEGAL MATTERS

    The validity of the Notes and the Shares offered hereby have been passed upon for the Company by Foster Pepper & Shefelman PLLC, Seattle, Washington.

                                    EXPERTS

    The consolidated financial statements of the Company incorporated herein by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are incorporated herein by reference in reliance upon the report of said firm and upon the authority of said firm as experts in accounting and auditing.

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    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION.....................................................    2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................    2
THE COMPANY...............................................................    3
RATIO OF EARNINGS TO FIXED CHANGES........................................    4
USE OF PROCEEDS...........................................................    4
DESCRIPTION OF THE NOTES..................................................    5
DESCRIPTION OF CAPITAL STOCK..............................................   18
CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES............................   20
SELLING SECURITYHOLDERS...................................................   22
PLAN OF DISTRIBUTION......................................................   24
LEGAL MATTERS.............................................................   26
EXPERTS...................................................................   26


                             COSTCO COMPANIES, INC.

                                     [LOGO]

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                  $900,000,000
                            ZERO COUPON CONVERTIBLE
                          SUBORDINATED NOTES DUE 2017

                                      AND

                       10,219,050 SHARES OF COMMON STOCK

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